UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________

FORM 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-39327
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SEADRILL LIMITED
(Exact name of Registrant as specified in its Charter)
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11025 Equity Dr., Ste. 150
Houston, Texas 77041
United States of America
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Seadrill Announces Transactions Made Under the Company’s Share Repurchase Program
Hamilton, Bermuda, April 22, 2024 - Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) initiated a share repurchase program December 14, 2023 to repurchase up to $250 million of the Company’s common shares in open market transactions on the OSE and NYSE until no later than September 30, 2024 pursuant to an agreement with Fearnley Securities AS and its subsidiary, Fearnley Securities, Inc. (“Fearnley”).

For the period from and including April 15, 2024 through April 19, 2024, the Company purchased a total of 189,132 shares at an average price of $50.52 per share. The transactions effected through the agreement with Fearnley comprise all the transactions effected by or on behalf of the Company during the period.

Transaction Overview

Date	Trading Venue	Volume	Weighted Average Share Price (USD)	Total Daily Transaction Value (USD)
15-Apr-24	OSE	5,000	52.24	261,192
15-Apr-24	NYSE	31,932	51.47	1,643,550
16-Apr-24	OSE	3,000	51.17	153,496
16-Apr-24	NYSE	34,250	51.30	1,756,994
17-Apr-24	OSE	2,000	51.36	102,718
17-Apr-24	NYSE	35,750	50.63	1,810,008
18-Apr-24	OSE	3,533	50.04	176,808
18-Apr-24	NYSE	35,217	49.59	1,746,365
19-Apr-24	OSE	3,772	49.57	186,995
19-Apr-24	NYSE	34,678	49.53	1,717,549
Period Total	OSE	17,305	50.92	881,208
	NYSE	171,827	50.48	8,674,467
	Total	189,132	50.52	9,555,675
Previously Disclosed Buybacks Under the Program (Accumulated)	OSE	432,416	45.69	19,758,046
	NYSE	2,908,112	46.12	134,126,608
	Total	3,340,528	46.07	153,884,654
Program Total	OSE	449,721	45.89	20,639,254
	NYSE	3,079,939	46.36	142,801,074
	Total	3,529,660	46.30	163,440,329

The issuer’s holding of repurchased shares: 3,529,660
Following the completion of the above transactions, the Company had repurchased a total of 3,529,660 shares, corresponding to 4.77% of the Company’s total issued share count.

Appendix:
An overview of all transactions made under the Company’s repurchase program and its agreement with Fearnley that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact Information
Lydia Brantley Mabry
Director of Investor Relations
ir@seadrill.com

About Seadrill Limited
Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED
Date: April 22, 2024
	By:	/s/ Grant Creed Name: Grant Creed Title: Chief Financial Officer

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO (I) THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 15, 2023 AND (II) THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-276710) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 26, 2024.